UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DIAGNOSTIC CORP OF AMERICA
(Exact name of registrant as specified in its corporate charter)

000-50155
(Commission File No.)

Delaware	02-0563302
(State of Incorporation)	(IRS Employer Identification No.)

14375 Myer Lake Circle
Clearwater FL 33760
(Address of principal executive offices)

(954) 975-9601
(Registrant's telephone number)

 Copies to:
Greentree Financial Group, Inc.
7951 SW 6th Street, Suite 216
Plantation, FL 33324
(954) 424-2345 Tel
(954) 424-2230 Fax

DIAGNOSTIC CORP OF AMERICA

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

    This Information Statement is being mailed on or about September 18, 2006 to the holders of record as of September 15, 2006, of common stock, par value $0.001 per share ("Common Stock"), of Diagnostic Corp. of America, a corporation organized under the laws of Delaware ("Company"). You are receiving this Information Statement in connection with the Company's election of 2 designees ("Designees") to the Board of Directors of the Company.

    On September 15, 2006, the Company consummated a private sale of 29,100,000 shares of its Common Stock (the “Shares”) to Mr. Li Gang ("Purchaser"), pursuant to the terms and conditions of a Subscription and Stock Purchase Agreement, dated September 5, 2006 ("Agreement"). The aggregate purchase price for the Shares was $560,000 or approximately $.02 per share.

    As a result of this transaction, the Purchaser owns approximately 58% of the issued and outstanding shares of the Company’s Common Stock.

    The Company will utilize the proceeds from this sale to satisfy all existing indebtedness of the Company.

    The securities discussed above were offered and sold in reliance upon exemptions from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Act”), pursuant to Section 4(2) of the Act and Rule 506 promulgated thereunder.

    Under the terms of the Subscription and Stock Purchase Agreement, James Goodman and Michael D Rocha resigned as Officers and Directors of the Company and Mr. Li Gang and Ms. Wang Lihua were appointed Directors in their place and stead. Mr. Sam Winer also tendered his resignation but action thereon was tabled in order to afford the Company the opportunity to file this Schedule 14F-1 Information Statement with the Securities and Exchange Commission, which was required due to a change in the majority of the Board of Directors of the Company.

    Prior to the consummation of the transactions contemplated by the Agreement, the Majority Shareholders were the holders of a controlling position in the issued and outstanding voting stock of Company, beneficially owning a total of 11,001,561 shares of Company's common stock. The Majority Shareholders prior to closing date retained beneficial ownership of 22.04% shares of common stock after the issuance of 29,100,000 shares.

THE ISSUANCE OF 29,100,000 INVESTMENT SHARES OF COMMON STOCK OF COMPANY TO LI, GANG PURSUANT TO THE AGREEMENT WILL RESULT IN A CHANGE IN CONTROL OF THE VOTING SECURITIES OF COMPANY. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF COMPANY. AS A RESULT, LI, GANG WILL CONTROL THE BOARD OF DIRECTORS OF COMPANY.

No action is required by the shareholders of Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On September 15, 2006, there were 49,922,871 issued and outstanding shares of par value $.001 Common Stock. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The outstanding shares of Common Stock are the only class of equity securities of the Company currently issued and outstanding.

The table on the following page sets forth, as of September 15, 2006, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group. The percentage of shares beneficially owned is based on there having been 49,922,871 shares of Common Stock outstanding as of September 15, 2006.

OFFICERS, DIRECTORS AND BENEFICIAL OWNERS, AS OF SEPTEMBER 15, 2006

NAME AND ADDRESS OF BENEFICIAL OWNERS	NO. COMMON SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
Sam Winer 7270 Maidencane Ct. Largo, FL 33777	100,000	*
Li, Gang 118 Guangyu Street, Yinzhou Dist. Tie Ling City, Liaoning Province, P. R. China 112000	29,100,000	58.3%
Bernard Magdovitz(1) 901 Harbor Drive Belleair Beach, FL 33786	2,620,000	5.2%
All officers and directors as a group (three persons)	29,200,000	58.5%

(1)	Includes 200,000 shares owned by Mr. Magdovitz’s spouse.
*	represents less than 1%

DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

The following sets forth information concerning the current Directors, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director, nominee or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees or committees performing similar functions for the Board of Directors. During the fiscal year ended December 31, 2005, the Board of Directors held no formal meetings while Sam Winer, James Goodman and Michael D Rocha were the directors.

Li,Gang— President of the company (CEO),

Mr. Li Gang was born in 1953. He graduated from Tianjin University with a bachelor of science and a master of law.

Mr. Li was the director of the Technology Improvement Division under Liaoning Province’s Plan and Economy Commission as well as Director of the Economy Operation Division under Liaoning Province’s Economic and Trade Commission. From April 1984 to July 1998, he participated in and helped to prepare the Eighth Five-Year Plan and the Ninth Five-Year Plan regarding the technological improvement in eight industries including energy, traffic, and other various metallurgical industries. Mr. Gang has also helped to organize and implement several projects in connection with technological improvements spanning across over 500 key products, 100 major projects, 100 enterprises and 8 industries, including the famous “115 engineering”. Thanks to Mr. Gang’s guidance and as a result of the above-mentioned technological improvements, the Enterprise Technology Advancement Award was awarded to the Liaoning Provincial Government by China’s National Technology Improvement Commission.

Mr. Li is also an accomplished author and with several published papers and books discussing various industry topics. His book “An Introduction to Technological Improvement” was published by the prestigious Xinhua Publishing House. In addition, the Liaoning Provincial Government awarded his paper titled “Macro-indicator Review Systems in Enterprise Technology Improvement” with the National Major Outcome prize and a second-place award in the category of Technological Advancement.

Mr. Li started his own company the “Liaoning Nengfa Weiye Group” in 1999 where he currently serves as the President and Chairman. In addition, Mr. Gang serves as the Deputy Director of the Liaoning Provincial Resource Saving and Comprehensive Application Society. He also holds the offices of Deputy Director for the China Energy Conservation Association and Vice Director of the Energy Conservation Committee under the China Energy Research Association.

Wang Lihua—Chief Financial Officer of the company (CFO)

Ms. Wang was born in 1960. She graduated with a Masters in Professional Accounting from the Graduate School of the Ministry of Finance in the Peoples Republic of China.

Since May 1996, Ms. Wang has been involved in the building of Liaoning EMC, which is one of three EMC’s established by the World Bank. Ms. Wang is the chief financial officer of Liaoning EMC. In August 2003, the World Bank recommended her as the premier expert of the Chinese EMC Society.

EXECUTIVE COMPENSATION:

Mr. Li has not received any cash compensation from the Company in the last three years.

Ms. Wang has not received any cash compensation from the Company in the last three years.

No Directors of the Company have received compensation for their services as Directors nor have they been reimbursed for expenses incurred in attending Board meetings.

The Company may pay cash compensation to its Officers and Directors in the future, however no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the period prior to the quarter ended June 30, 2006 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed its Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

By Order of the Board of Directors Diagnostic Corp. of America

Dated: September 18, 2006	By:	/s/ Sam Winer
Sam Winer